SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

(A free translation of the original in Portuguese)

Braskem S.A.

Quarterly Information (ITR) at

March 31, 2011

and Report on Review of

Quarterly Information

Report on Review of Quarterly Information

To the Board of Directors and Shareholders

Braskem S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Braskem S.A., included in the Quarterly Information (ITR) Form for the quarter ended March 31, 2011, comprising the balance sheet and the statements of income, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Braskem S.A.

Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Interim statements

of value added

We have also reviewed the parent company and consolidated interim statements of value added for the quarter ended March 31, 2011, which are required to be presented in accordance with standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which does not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in relation to the parent company and consolidated interim accounting information taken as a whole.

Salvador, May 11, 2011.

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" BA

Fábio Cajazeira Mendes

Contador CRC 1SP196825/O-0 "S" BA

Braskem S.A.

Balance sheet

Base date: March 31, 2011

All amounts in R$ thousands

		Parent company		Consolidated
Assets	Note	March/2011	December/2010	March/2011	December/2010

Current assets
Cash and cash equivalents	3	2,074,149	2,339,060	2,389,293	2,624,270
Financial investments	4	471,615	236,319	479,572	236,319
Trade accounts receivable	5	1,070,479	1,077,492	1,878,387	1,894,648
Inventories	6	1,984,938	1,789,505	3,272,155	3,015,657
Taxes recoverable	8	531,818	400,969	996,615	698,879
Dividends and interest on capital		13,731	10,895	5,528
Prepaid expenses		20,531	29,690	38,715	41,620
Other receivables		199,026	151,410	355,859	268,905

		6,366,287	6,035,340	9,416,124	8,780,298

Non-current assets
Financial investments	4	21,394	28,706	21,394	28,706
Trade accounts receivable	5	55,439	59,026	56,022	62,303
Taxes recoverable	8	945,217	1,096,497	1,173,436	1,444,401
Deferred income taxand social contribution	18	347,746	361,299	1,122,070	1,136,685
Judicial deposits	9	195,909	227,888	218,924	250,195
Related parties	7	2,401,235	2,408,371	54,801	53,742
Other receivables		64,282	95,780	81,746	107,432
Investments in subsidiaries and jointly-controlled subsidiaries	10	6,647,930	6,549,402
Investments in associates	10	163,638	157,910	166,665	160,790
Other investments		6,575	6,575	7,477	7,485
Property, plant and equipment	11	11,062,011	11,100,184	19,293,243	19,366,272
Intangible assets	12	2,274,407	2,280,111	3,048,959	3,079,182

		24,185,783	24,371,749	25,244,737	25,697,193

Total assets		30,552,070	30,407,089	34,660,861	34,477,491

The explanatory notes are an integral part of this quarterly information.

Braskem S.A.

Balance sheet

Base date: March 31, 2011

All amounts in R$ thousands                                                                                                                                                              Continued

		Parent company		Consolidated
Liabilities andequity	Note	March/2011	December/2010	March/2011	December/2010

Current liabilities
Trade payables		4,409,331	4,462,552	5,214,749	5,201,162
Borrowings	14	1,166,133	1,212,975	1,125,269	1,206,444
Debentures	15	504,756	517,741	504,756	517,741
Hedge operations	16	25,287	27,618	48,502	50,124
Salaries and social charges		289,871	252,694	406,655	360,368
Taxes payable	17	224,260	235,339	396,765	390,062
Dividends and interest on capital		416,647	416,648	421,325	419,981
Advances from customers		41,416	44,587	46,906	50,344
Sundry provisions	19	24,494	26,036	32,927	32,602
Other payables	13	60,923	125,935	139,936	233,322
Related parties		63,065	64,517

		7,226,183	7,386,642	8,337,790	8,462,150

Non-current liabilities
Borrowings	14	9,271,854	9,309,704	10,889,488	11,004,301
Debentures	15			17,317
Hedge operations	16	8,737	12,526	30,405	34,433
Taxes payable	17	1,446,691	1,449,704	1,579,954	1,583,569
Related parties	7	15,622	83,739	29,538	31,386
Long-term incentives	20	16,391	14,442	16,391	14,442
Deferred income tax and social contribution	18	1,311,686	1,238,340	2,267,775	2,200,538
Private pension plans	21	109,894	109,894	122,796	123,517
Provision for losses on subsidiaries		5,053	937
Sundry provisions	19	120,847	124,495	364,033	362,265
Other payables	13	241,196	237,567	261,182	252,604

		12,547,971	12,581,348	15,578,879	15,607,055

Equity	23
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserves		845,998	845,998	845,998	845,998
Revenue reserves		1,338,908	1,338,908	1,338,908	1,338,908
Other comprehensive income		246,078	221,350	246,078	221,350
Treasury shares		(11,325)	(10,379)	(60,217)	(59,271)
Retained earnings		315,035		315,035

		10,777,916	10,439,099	10,729,024	10,390,207

Non-controlling interest				15,168	18,079

		10,777,916	10,439,099	10,744,192	10,408,286

Total equity andliabilities		30,552,070	30,407,089	34,660,861	34,477,491

The explanatory notes are an integral part of this quarterly information.

Braskem S.A.

Income statement

Base date: March 31, 2011

All amounts in R$ thousands, except earnings per share

Continuing operations		Parent company		Consolidated
	Note	March/2011	March/2010	March/2011	March/2010

Net sales revenues	26	4,077,822	4,133,684	7,388,088	4,716,296
Cost of products sold		(3,460,794)	(3,401,613)	(6,390,213)	(3,922,436)

Gross profit		617,028	732,071	997,875	793,860

Income (expense)
Selling		(37,745)	(45,873)	(82,831)	(58,802)
Distribution		(79,116)	(69,340)	(119,673)	(70,119)
General and administrative		(171,958)	(150,540)	(262,881)	(161,574)
Research and development		(12,653)	(13,190)	(19,627)	(15,393)
Results from equity investments		73,665	25,511	5,465	9,948
Other operating income (expenses), net	27	4,376	(14,599)	(12,456)	(15,140)

Operating profit		393,597	464,040	505,872	482,780

Finance results	28
Finance costs		(90,773)	(529,891)	(135,254)	(563,013)
Finance income		112,587	101,141	78,297	120,670

		21,814	(428,750)	(56,957)	(442,343)

Profit before income tax
andsocial contribution		415,411	35,290	448,915	40,437

Current income tax and social contribution	18 (a)	(21,835)	(415)	(68,703)	(4,915)
Deferred income taxand social contribution	18 (a)	(85,350)	(11,963)	(75,233)	(12,610)
		(107,185)	(12,378)	(143,936)	(17,525)

Profit for the year		308,226	22,912	304,979	22,912

Attributable to:
Company's shareholders		308,226	22,912	308,226	22,912
Non-controlling interest				(3,247)

Earnings per share attributable to the shareholders of the Company (R$)

Basic earnings per share – common and preferred				0.4305	0.0441
Dilluted earnings per share – common and preferred				0.4308	0.0441

The explanatory notes are an integral part of this quarterly information.

Braskem S.A.

Statement of comprehensive income

Base date: March 31, 2011

All amounts in R$ thousands

	Parent company		Consolidated
	March/2011	March/2010	March/2011	March/2010

Profit for the period	308,226	22,912	304,979	22,912

Other comprehensive income:
Available-for-sale financial assets		995		995
Cash flow hedge	12,537	(16,167)	12,537	(16,167)
Foreign currency translation adjustment	(2,228)		(2,228)
Income tax and social contribution related to components of comprehensive income	(1,551)	2,337	(1,551)	2,337

Total other comprehensive income:	8,758	(12,835)	8,758	(12,835)

Total comprehensive income for the period	316,984	10,077	313,737	10,077

Attributable to:
Company's shareholders			316,984	10,077
Non-controlling insterest			(3,247)

			313,737	10,077

The explanatory notes are an integral part of this quarterly information.

Braskem S.A.

Statement of changes in equity

All amounts in R$ thousands

	Parent company
				Other comprehensive income		Retained earnings (accumulated deficit)
		Capital	Revenue		Treasury		Total
	Capital	reserves	reserves		shares		equity

At December 31, 2009	5,473,181	416,675		314,838	(10,376)	(1,215,674)	4,978,644

Comprehensive income for the period:
Profit for the period						22,912	22,912
Depreciation transfer on additional indexation of fixed assets, net of taxes				(6,809)		6,809
Fair value of financial assets, net of taxes				657			657
Fair value of cash flow hedge, net of taxes				(13,492)			(13,492)
				(19,644)		29,721	10,077

Contributions and distributions to shareholders:
Expired dividends						938	938
						938	938
At March 31, 2010	5,473,181	416,675		295,194	(10,376)	(1,185,015)	4,989,659

At December 31, 2010	8,043,222	845,998	1,338,908	221,350	(10,379)		10,439,099

Comprehensive income for the period:
Profit for the period						308,226	308,226
Fair value as deemed cost related to jointly-controlled subsidiary				22,779			22,779
Depreciation transfer on additional indexation of fixed assets, net of taxes				(6,809)		6,809
Fair value of cash flow hedge, net of taxes				10,986			10,986
Foreign currency translation adjustment				(2,228)			(2,228)
				24,728		315,035	339,763
Contributions and distributions to shareholders:
Repurchase of shares					(946)		(946)
					(946)		(946)
At March 31, 2011	8,043,222	845,998	1,338,908	246,078	(11,325)	315,035	10,777,916

The explanatory notes are an integral part of this quarterly information.

Braskem S.A.

Statement of changes in equity

All amounts in R$ thousands

	Consolidated
	Attributed to the Company's shareholders

	Capital	Capital reserves	Revenue reserves	Other comprehensive income	Treasury shares	Retained earnings (accumulated deficit)	Total interest	Non-controlling interest	Total equity

At December 31, 2009	5,473,181	416,675	-	314,838	(10,376)	(1,215,674)	4,978,644	-	4,978,644

Comprehensive income for the period:
Profit for the period	-	-	-	-	-	22,912	22,912	-	22,912
Depreciation transfer on additional indexation of fixed assets, net of taxes	-	-	-	(6,809)	-	6,809	-	-	-
Fair value of financial assets, net of taxes	-	-	-	657	-	-	657	-	657
Fair value of cash flow hedge, net of taxes	-	-	-	(13,492)	-	-	(13,492)	-	(13,492)
	-	-	-	(19,644)	-	29,721	10,077	-	10,077

Contributions and distributions to shareholders:
Expired dividends	-		-			938	938		938
	-	-	-	-	-	938	938	-	938

At March 31, 2010	5,473,181	416,675	-	295,194	(10,376)	(1,185,015)	4,989,659	-	4,989,659

At December 31, 2010	8,043,222	845,998	1,338,908	221,350	(59,271)	-	10,390,207	18,079	10,408,286

Comprehensive income for the period:
Profit for the period			-			308,226	308,226	(3,247)	304,979
Fair value as deemed cost related to jointly-controlled subsidiary			-	22,779			22,779		22,779
Depreciation transfer on additional indexation of fixed assets, net of taxes			-	(6,809)		6,809	-		-
Fair value of cash flow hedge, net of taxes			-	10,986			10,986		10,986
Cumulative translation adjustments			-	(2,228)			(2,228)	336	(1,892)
	-	-	-	24,728	-	315,035	339,763	(2,911)	336,852
Contributions and distributions to shareholders:
Repurchase of shares			-		(946)		(946)		(946)
	-	-	-	-	(946)	-	(946)	-	(946)

At March 31, 2011	8,043,222	845,998	1,338,908	246,078	(60,217)	315,035	10,729,024	15,168	10,744,192

The explanatory notes are an integral part of this quarterly information.

Braskem S.A.

Statement of cash flows

Base date: March 31, 2011

All amounts in R$ thousands

	Parent company		Consolidated
	March/2011	March/2010	March/2011	March/2010
Profit before income taxand social contribution	415,411	35,290	448,915	40,437
Adjustment for reconciliation of profit
Depreciation, amortization and depletion	261,808	250,934	418,658	260,191
Results from equity investments	(73,665)	(25,511)	(5,465)	(9,948)
Interest and monetary and exchange variations, net	11,758	519,045	67,839	515,674
Other	(728)	17,950	14,162	(1,694)
	614,584	797,708	944,109	804,660
Changes in operating working capital
Financial investments	(224,684)	40,452	(224,684)	40,451
Trade accounts receivable	10,177	(250,767)	22,056	(56,520)
Inventories	(195,433)	27,896	(256,852)	24,489
Taxes recoverable	31,033	(4,225)	(8,801)	(3,706)
Prepaid expenses	9,159	13,329	2,905	13,247
Other receivables	51,867	(102,578)	(33,734)	(88,329)
Trade payables	(53,221)	863,805	13,587	729,398
Taxes payable	(35,928)	(429,065)	(73,346)	(430,538)
Long-term incentives	1,949	4,457	1,949	4,457
Advances from customers	(3,171)	25,642	(3,438)	25,460
Sundry provisions	(5,190)	-	2,093	-
Other payables	(28,735)	26,468	(41,497)	48,683
Cash from operations	172,407	1,013,122	344,347	1,111,752
Interest paid	(119,616)	(101,960)	(173,127)	(148,546)
Income taxand social contribution paid	(10,602)	(4,905)	(17,970)	(4,905)
Net cash generated from operating activities	42,189	906,257	153,250	958,301
Proceeds from the sale of fixed assets	423	706	486	717
Acquisitions of investments in subsidiaries and associates	-	(312,457)	-	(5,369)
Acquisitions of property, plant and equipment	(217,988)	(246,056)	(312,963)	(257,541)
Acquisitions of intangible assets	(1)	-	(607)	(42)
Held to maturity financial investments	(546)	-	(8,502)	-
Cash flows from investing activities	(218,112)	(557,807)	(321,586)	(262,235)
Short-Term Debt
Funds obtained	164,473	29,650	188,111	32,422
Payments	(859,191)	(1,199,853)	(939,409)	(1,158,670)
Long-termdebt		-	-	-
Funds obtained	675,236	619,018	684,713	627,974
Related parties		-		-
Funds obtained	74,348	22,356	-	-
Payments	(142,907)	(25,425)	-	-
Dividends paid to shareholders	(1)	(96)	(1)	(1,926)
Repurchase of shares	(946)	-	(946)	-
Net cash used in investing activities	(88,988)	(554,350)	(67,532)	(500,200)
Foreign exchange variation of foreign subsidiaries	-	-	891	-
Increase (decrease) in cash andcash equivalents	(264,911)	(205,900)	(234,977)	195,866

Cash and cash equivalents at the beginning of the period	2,339,060	2,262,804	2,624,270	2,651,748
Cash and cash equivalents at the end of the period	2,074,149	2,056,904	2,389,293	2,847,614
Net increase (decrease) in cash andcash equivalents	(264,911)	(205,900)	(234,977)	195,866

The explanatory notes are an integral part of this quarterly information.

Braskem S.A.

Statement of value added

Base Date: March 31, 2011

All amounts in R$ thousands

	Parent company		Consolidated
	March/2011	March/2010	March/2011	March/2010
Revenue	5,061,519	5,040,489	8,937,208	5,696,640
Sales of goods, products and services	5,058,494	5,059,490	8,955,012	5,716,330
Other income (expenses), net	4,343	(14,462)	(11,701)	(15,002)
Allowance for doubtful accounts – reversal (recognition)	(1,318)	(4,539)	(6,103)	(4,688)
Inputs acquired from third parties	(4,135,154)	(4,020,501)	(7,405,213)	(4,596,994)
Costs of products, goods and services sold	(3,972,871)	(3,874,444)	(7,139,446)	(4,440,858)
Materials, electric energy, outsourced services and other	(162,263)	(145,875)	(265,747)	(155,954)
Impairment/recovery of assets	(20)	(182)	(20)	(182)
Gross value added	926,365	1,019,988	1,531,995	1,099,646

Depreciation, amortization anddepletion	(261,808)	(250,934)	(418,658)	(260,191)

Net value added by the entity	664,557	769,054	1,113,337	839,455

Value added received through transfer	186,305	126,697	83,815	131,319
Equity in results of investees	73,665	25,511	5,465	9,948
Finance income	112,587	101,141	78,297	120,671
Other	53	45	53	700

Total value added to distribute	850,862	895,751	1,197,152	970,774

Personnel	118,504	110,083	184,574	120,651
Direct compensation	92,104	87,890	143,307	96,505
Benefits	18,830	14,983	30,730	16,378
F.G.T.S (Government Severance Pay Fund)	7,570	7,210	10,537	7,768

Taxes andcontributions	295,167	198,551	520,740	229,191
Federal	219,038	95,249	327,535	110,238
State	73,488	101,160	187,682	116,511
Municipal	2,641	2,142	5,523	2,442

Remuneration on third parties’ capital	128,965	564,205	186,859	598,020
Financial expenses (including foreign exchange variation)	87,797	526,400	131,692	559,185
Rentals	41,168	37,805	55,167	38,835

Remuneration on own capital	308,226	22,912	304,979	22,912
Profit retained in the period	308,226	22,912	308,226	22,912
Non-controlling interests in profits retained			(3,247)

Value added distributed	850,862	895,751	1,197,152	970,774

The explanatory notes are an integral part of this quarterly information.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

1.                       Operations

(a)                    Braskem S.A. (“Braskem” or “the Company”) is a publicly-held corporation headquartered in Camaçari, State of Bahia (BA) and controlled by Odebrecht S.A. (“Odebrecht”), which indirectly holds 50.1% and 38.1% of its voting and total capital, respectively.

(b)                    Corporate restructuring

(b.1)       On January 1, 2011, the executive board of Braskem America Inc. unanimously decided to merge into Braskem PP Americas, its wholly-owned subsidiary. With the merger, all common shares of Braskem America were replaced by common shares of Braskem PP Americas and the shares of Braskem America were cancelled. Braskem PP Americas inherited all assets and assumed all rights, liabilities and obligations of Braskem America. On the same date, the corporate name of Braskem PP Americas, Inc. was changed to Braskem America, Inc.

(b.2)       On January 3, 2011, the Extraordinary General Meeting of IQ Soluções & Quimica S.A. (“IQ Soluções”) approved the merger of Unipar Comercial e Distribuidora S.A. (“Unipar Comercial”). The merger resulted in an increase in the capital of IQ Soluções by R$ 38,709,996.56, from R$ 61,141,160.45 to R$ 99,851,157.01 without the issue of new shares. Said increase was based on the equity of Unipar Comercial on November 30, 2010 (base date of the operation), under the terms and conditions established in the “Protocol and Justification” dated December 27, 2010.

(c)                    On March 31, 2011, Braskem’s net working capital (parent company) was negative by R$ 859,896 as compared with a positive consolidated net working capital of R$ 1,078,334. Because the consolidated figures are used in the management of working capital, given that the Company uses mechanisms to transfer funds between the companies efficiently, without jeopardizing the fulfillment of the commitments of each of the entities forming the consolidated statements, any analysis of the parent company’s working capital will not reflect the actual liquidity position of the consolidated group. In addition, the Company has a US$350 million revolving credit line that may be used without restrictions for three years as of September, 2010, which allowed it to reduce the amount of cash held by Braskem.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

2.                       Summary of significant accounting policies

2.1.                 Basis of preparation

This Quarterly Information should be read together with the financial statements of Braskem S.A. for December 31, 2010, which were prepared and presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), and in accordance with the International Financial Reporting Standards (“IFRS”) issued by IASB.

The preparation of the quarterly information requires the use of certain critical accounting estimates. It also requires management of the Company to exercise its judgment in the process of applying its accounting policies. There were no changes in the assumptions and judgments made by the Company’s management in the use of the estimates for the preparation of the Quarterly Information in relation to those presented in the December 31, 2010 financial statements.

(a)                    Consolidated quarterly information

The consolidated Quarterly Information was prepared and is being presented in accordance with the pronouncements CPC 21 and IAS 34 – Interim Financial Reporting, which aim to establish the minimum content for an interim financial statement.

(b)                    Individual quarterly information

The individual Quarterly Information of the Company was prepared and is being presented in accordance with pronouncement CPC 21.

2.2.                 Accounting practices

There were no changes in the accounting practices of the Quarterly Information in relation to those presented in the December 31, 2010 financial statements.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

2.3.                 Consolidated quarterly information

The consolidated quarterly information includes those of the Company, its subsidiaries, jointly-controlled subsidiaries and specific purpose entities in which the following direct and indirect share control or control of activities is held:

		Total interest - %
		Headquarters (Country)	March/2011	December/2010

Direct and indirect subsidiaries
Braskem America Inc. (“Braskem America”)	(i)	USA		100.00
Braskem Chile Limitada (“IPQ Chile”)		Chile	100.00	100.00
Braskem Distribuidora Ltda.(“Braskem Distribuidora”)		Brazil	100.00	100.00
Braskem Europe B.V. (“Braskem Europa”)		Netherlands	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00
Braskem Idesa, Sociedade Anónima Promotora de Inversión (“Braskem Idesa")		México	65.00	65.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Servicios)	(ii)	México	65.00
Braskem Incorporated (“Braskem Inc”)		Cayman Islands	100.00	100.00
Braskem Importação e Exportação Ltda. (“Braskem Importação”)		Brazil	100.00	100.00
Braskem México, S de RL de CV (“Braskem México”)		México	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00
Braskem Petroquímica S.A. (“IPQ Argentina”)		Argentina	100.00	100.00
Braskem Petroquímica Chile Limitada (“Braskem Chile”)		Chile	100.00	100.00
Braskem America Inc. (“Braskem America”)	(iii)	USA	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00
Ideom Tecnologia Ltda. (“Ideom”)		Brazil	100.00	100.00
IQ Soluções & Químicas S.A.(“Quantiq”)		Brazil	100.00	100.00
Ipiranga Química Armazéns Gerais Ltda. (“IQAG”)		Brazil	100.00	100.00
ISATEC–Pesquisa, Desenv. e Análises Quím.Ltda. (“ISATEC”)		Brazil	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00
Quattor Participações S.A. (“Quattor”)		Brazil	100.00	100.00
Quattor Petroquímica S.A. (“Quattor Petroquímica”)		Brazil	100.00	100.00
Rio Polímeros S.A. (“Riopol”)		Brazil	100.00	100.00
Norfolk Trading S.A. (“Norfolk Trading”)		Uruguay	100.00	100.00
Commom Industries Ltd. (“Commom”)		British Virgin Islands	100.00	100.00
Unipar Comercial e Distribuidora S.A. (“Unipar Comercial”)	(iv)	Brazil		100.00

Jointly-controlled subsidiaries
Refinaria de Petróleo Rio-Grandense S.A. (“RPR”)		Brazil	33.20	33.20
Polietilenos de America S.A.(“POLIMERICA”)		Venezuela	49.99	49.99
Polipropileno Del Sur S.A.(“PROPILSUR”)		Venezuela	49.99	49.99

Specific Purpose Entities (“SPE's”)
Fundo de Investimento Multimercado Crédito Privado Sol (“FIQ Sol”)		Brazil	100.00	100.00

(i)	Merged into Braskem PP Americas, Inc. in January, 2011 (Note 1 (b.1)).
(ii)	Company created in February, 2011.
(iii)	This company's name changed from Braskem PP Americas to Braskem America Inc. after the merger of its parent (Note 1 (b.1)).
(iv)	Merged into Quantiq in January, 2011 (Note 1 (b.2.)).

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

2.4.                 Reconciliation of equity and profit for the period between parent company and consolidated

	Equity		Profit for the period
	March/2011	December/2010	March/2011	March/2010

Parent company	10,777,916	10,439,099	308,226	22,912
Braskem’s shares owned by subsidiary Quattor Petroquímica	(48,892)	(48,892)
Non-controlling shareholders	15,168	18,079	(3,247)
Consolidated	10,744,192	10,408,286	304,979	22,912

3.                       Cash and cash equivalents

	Parent company		Consolidated
	March/2011	December/2010	March/2011	December/2010

Cash and banks	99,794	62,752	367,943	252,925
Financial investments:
In Brazil	1,795,987	2,181,690	1,813,385	2,208,475
Abroad	178,368	94,618	207,965	162,870
Total	2,074,149	2,339,060	2,389,293	2,624,270

This table was presented in the Company’s 2010 annual financial statements, in Note 6.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

4.                       Financial Investments

	Parent company		Consolidated
Financial assets	March/2011	December/2010	March/2011	December/2010
Held for trading
Shares	3,023	84	3,023	84
Investments of FIQ Sol	225,332	204,123	225,332	204,123
Investments in foreign currency	25,912	32,112	25,912	32,112
Loans and receivables
Investments of FIQ Sol	216,813		216,813
Held-to-maturity
Quotas of investment funds in credit rights	21,394	28,706	21,394	28,706
Restricted deposits	535	-	8,492	-
Total	493,009	265,025	500,966	265,025

In current assets	471,615	236,319	479,572	236,319
In non-current assets	21,394	28,706	21,394	28,706
Total	493,009	265,025	500,966	265,025

This table was presented in the Company’s 2010 annual financial statements, in Note 7.

5.                       Trade accounts receivable

	Parent company		Consolidated
	March/2011	December/2010	March/2011	December/2010
Customers
Domestic market	814,204	910,636	1,230,586	1,638,449
Foreign market	525,339	438,245	978,049	587,661
Allowance for doubtful accounts	(213,625)	(212,363)	(274,226)	(269,159)
Total	1,125,918	1,136,518	1,934,409	1,956,951

In current assets	1,070,479	1,077,492	1,878,387	1,894,648
In non-current assets	55,439	59,026	56,022	62,303
Total	1,125,918	1,136,518	1,934,409	1,956,951

This table was presented in the Company’s 2010 annual financial statements, in Note 8.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

6.                       Inventories

	Parent company		Consolidated
	March/2011	December/2010	March/2011	December/2010

Finished goods and work in process	1,224,061	1,012,891	2,192,508	1,876,290
Raw materials, production inputs and packaging	599,563	621,158	764,792	781,594
Maintenance materials	134,284	132,510	249,328	240,442
Advances to suppliers	10,619	8,099	38,217	56,825
Imports in transit and other	16,411	14,847	27,310	60,506
Total in current assets	1,984,938	1,789,505	3,272,155	3,015,657

This table was presented in the Company’s 2010 annual financial statements, in Note 9.

7.                       Related Parties - Consolidated

(a)                    Accounting balances

	Assets				Equity andliabilities
			Non-current assets		Current liabilities		Non-current liabilities
	Current assets
Jointly-controlled subsidiaries
RPR	2,888	(i)			1,496	(vi)
PROPILSUR							17,955	(vii)
POLIMERICA							11,583	(vii)
	2,888				1,496		29,538
Associates
Borealis	10,471	(ii)
Cetrel	2,731	(iii)			2,624	(vi)
	13,202				2,624
Related companies
Construtora Norberto Odebrecht ("CNO")	6,420	(iv)			426	(vi)
OCS - Corretora de Seguros ("OCS")					29	(vi)
Odebrecht Serviços e Participações ("OSP")	2,126	(iv)
Petrobras	72,949	(ii)	54,801	(v)	1,150,870	(vi)
Refinaria Alberto Pasqualini ("Refap")					154,479	(vi)
	81,495		54,801		1,305,804

At March 31, 2011	97,585		54,801		1,309,924		29,538
At December 31, 2010	157,930		53,742		674,490		31,386

(i)         Amounts in “trade accounts receivable”: R$ 77 and in “dividends and interest on capital receivable”: R$ 2,811

(ii)       Amount in “trade accounts receivable”

(iii)      Amounts in “trade accounts receivable”: R$ 14 and in “dividends and interest on capital receivable”: R$ 2,717

(iv)      Amount in “other receivables”

(v)       Amounts in “related parties” related to loan agreements subject to TJLP + interest of 2% per year

(vi)      Amount in “trade payables”

(vii)    Amount in “related parties” related to “advance for future capital increase” made by other shareholders.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

(b)                    Transactions in profit or loss for the period

	Transactions in profit or loss from January 1 to March 31, 2011
	Sales of products	Purchases of rawmaterials, services and utilities	Finance (costs) income (i)	Cost of production/ general and administrative expenses
Jointly-controlled subsidiary
RPR	10,829	7,263	(56)
	10,829	7,263	(56)
Associates
Borealis	54,777
Cetrel	37	9,269
	54,814	9,269
Relatedcompanies
BRK			(11)
CNO		15,231
OSP		60,164
Petrobras	345,824	3,129,625	1,059
Refap		304,600
	345,824	3,509,620	1,048

Post-employment benefit plan
Odebrecht Previdência Privada ("Odeprev")				3,504
				3,504

At March 31, 2011	411,467	3,526,152	992	3,504
At March 31, 2010	391,301	1,918,694	(1,365)	3,134

(i)         Includes the effect of foreign exchange variation.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

(c)                    Key management personnel

Accounting balances	March/2011	December/2010

Long-term incentives	6,097	5,372
Total	6,097	5,372

Transactions in profit or loss	Mar/2011	Mar/2010
Remuneration
Short-term benefits to employees and managers	3,653	2,378
Post-employment benefit	63	30
Long-term incentives	725	44
Total	4,441	2,452

The Company carries out transactions with related parties in the ordinary course of its operations and activities. The Company believes that all the conditions set forth in the contracts with related parties meet the Company’s interests and plans to continue to ensure that future contracts present terms and conditions that are as favorable to the Company as would be the case if they were to be entered into with any third parties.

This table was presented in the Company’s 2010 annual financial statements, in Note 10.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

8.                       Taxes recoverable

	Parent company		Consolidated
	March/2011	December/2010	March/2011	December/2010

Excise tax(IPI)	27,917	26,008	38,273	29,128
Value-added Tax on Sales and Services (ICMS)	721,931	795,390	1,151,322	1,211,256
Social Integration Program (PIS) and Social Contribution on Revenues (COFINS)	334,252	322,191	461,250	441,367
PIS – Decree-Laws No. 2,445 and No. 2,449/88	55,194	55,194	55,317	55,317
Income taxand social contribution	140,522	125,151	239,805	220,525
Taxon Net Income (ILL)	68,958	61,126	68,958	61,126
Other	128,261	112,406	155,126	124,561
Total	1,477,035	1,497,466	2,170,051	2,143,280

Current assets	531,818	400,969	996,615	698,879
Non-current assets	945,217	1,096,497	1,173,436	1,444,401
Total	1,477,035	1,497,466	2,170,051	2,143,280

In November 2009, the Company entered into an Agreement with the State of Bahia, which ensures the effective implementation of State Decree No. 11,807 of October 27, 2009, which (i) gradually reduced the effective ICMS rate on domestic naphtha acquired in that same state from 17% to 5.5% and, subsequently, to 0% from March 2011; (ii) and allowed for the use of I CMS credits from April 2011 to October 2015 in the amount of R$ 9,100 until March 2014, with a reduction in the amount until the termination of the agreement.

 Consequently, management reclassified the ICMS credits that will be used in 12 months in the amount of R$ 109,200 from non-current assets to current assets.

This table was presented in the Company’s 2010 annual financial statements, in Note 11.

9.                       Judicial Deposits – Non-current Assets

	Parent company		Consolidated
	March/2011	December/2010	March/2011	December/2010

Judicial deposits
Tax contingencies	78,195	110,757	78,203	110,764
Labor contingencies and other	117,714	117,131	140,721	139,431

Total	195,909	227,888	218,924	250,195

This table was presented in the Company’s 2010 annual financial statements, in Note 12.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

10.                   Investments

(a)                    Information on investments

		Parent company
(a.1) Investments of the parent company		Interest in total capital (%) March/2011	Adjusted net profit (loss) for the period		Adjusted equity
			March/2011	March/2010	March/2011	December/2010

Subsidiaries
Braskem America	(i)			(1,498)		451,068
Braskem America	(ii)	100.00	15,096		465,342
Braskem Chile		100.00	955	(463)	6,641	5,686
Braskem Distribuidora		100.00	(2,566)	1,546	83,009	85,575
Braskem Europa		100.00	5,145	5,700	89,758	84,871
Braskem Finance		100.00	(2,603)	(867)	28,431	31,034
Braskem Idesa		65.00	(9,277)		43,337	51,654
Braskem Inc.		100.00	16,150	6,991	190,282	167,949
Braskem Participações		100.00	603	(1,378)	1,581	957
Ideom		99.90	(3,236)	(1,491)	(4,153)	(917)
IPQ Argentina		96.77	1,007	830	6,210	5,203
IPQ Chile		99.02	(111)	(18)	1,467	1,578
IQAG		0.12	138	183	1,700	1,562
ISATEC		100.00	(801)	(392)	(877)	(77)
Politeno Empreendimentos		100.00	(2)	(24)	(22)	(20)
Quantiq		100.00	7,685	4,918	147,090	102,059
Quattor		96.96	4,660		2,134,480	2,129,820
Quattor Petroquímica		100.00	10,734		871,525	860,791
Riopol		100.00	42,858		1,729,906	1,687,047
Unipar Comercial	(iii)					38,973

Jointly-controlled subsidiary
RPR		33.20	8,571	13,565	111,671	47,679

Associates
CETREL		53.26	10,584	6,508	266,869	254,785
Borealis		20.00		4,838	130,940	130,940
CODEVERDE		35.75	(100)	(2)	74,755	83,546
Sansuy Administração, Participação,		20.00		(9)	1,972	1,972
Representação e Serviços Ltda

(i)         Subsidiary merged into Braskem PP Americas, Inc. in January 2011 (Note 1 (b.1)).

(ii)        Current name of Braskem PP Americas (Note 1 (b.1)).

(iii)      Subsidiary merged into Quantiq in January 2011 (Note 1 (b.2)).

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

	Parent company
	Interest in total capital (%) March/2011	Adjusted bet profit (loss) for the period		Adjusted equity
		March/2011	March/2010	March/2011	December/2010

(a.2) Investments of subsidiaries

Braskem America
Braskem PP Americas					737,914
Braskem Distribuidora
Braskem Importação	100.00	4	3	203	199
IPQ Argentina	0.06	1,007	830	6,210	5,203
Lantana	96.35	(1,765)	1,873	76,645	78,410
Braskem Participações
Ideom	0.10	(3,236)	(1,491)	(4,153)	(917)
Braskem Mexico	100.00	621		1,694	1,052
Braskem Inc.
IPQ Chile	0.98	(111)	(18)	1,467	1,578
Lantana	3.65	(1,765)	1,873	76,645	78,410
Quantiq
IQAG	99.88	138	183	1,700	1,562
IPQ Chile
IPQ Argentina	3.17	1,007	830	6,210	5,203
Braskem Europa
Jointly-controlled subsidiaries
Propilsur	49.00		(1,336)	86,313	86,313
Polimerica	49.00		(940)	57,067	57,067
Quattor
Commom Industries Ltd	100.00	(110)		5,602	5,713
Norfolk Trading	100.00	(691)		52,301	52,992
Quattor Petroquímica
Quattor	3.04	4,660		2,134,480	2,129,820
CETREL	1.26	10,584	6,508	266,869	254,785

	Consolidated
	Interest in total capital (%) March/2011	Adjusted net profit (loss) for the period		Adjusted equity
		March/2011	March/2010	March/2011	December/2010

Associates
CETREL	54.52	10,584	6,508	266,869	254,785
Borealis	20.00		4,838	130,940	130,940
CODEVERDE	35.75	(100)	(2)	74,755	83,546
Sansuy Administração, Participação,	20.00		(9)	1,972	1,972
Representação e Serviços Ltda

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

(b)                    Changes in investments in subsidiaries, jointly-controlled subsidiaries and associates

	Balance in December/2010	Merger/ merger of shares and spin-off	Dividends and interest on capital	Equity adjustment	Fair Value Adjustment amortization	Investment gain (loss)	Provision for losses and other	Carrying value adjustment	Currency translation adjustment	Balance in March/2011
Subsidiaries and
jointly-controlled subsidiaries

Domestic subsidiaries
Braskem Distribuidora	85,575			(2,566)						83,009
Braskem Participações	957			603			21			1,581
ISATEC	(77)						77
Quantiq	100,696	44,230		7,685						152,611
Quattor	3,109,681			4,518	(22,917)					3,091,282
Quattor Petroquímica	860,791			10,734	(859)					870,666
Riopol	1,552,544			42,858						1,595,402
RPR	13,777		(2,813)	3,337				22,778		37,079
Unipar Comercial	44,495	(44,230)		(265)
	5,768,439		(2,813)	66,904	(23,776)		98	22,778		5,831,630

Foreign subsidiaries
Braskem America (i)	451,068	(451,068)
Braskem America (ii)		451,068		15,096				1,793	(2,615)	465,342
Braskem Chile	5,686			955						6,641
Braskem Europa	84,871			5,145					(258)	89,758
Braskem Idesa	33,575			(6,030)					624	28,169
Braskem Inc.	167,948			16,150				6,184		190,282
Braskem Finance	31,034			(2,603)						28,431
IPQ Argentina	5,203			1,007						6,210
IPQ Chile	1,578			(111)						1,467
	780,963			29,609				7,977	(2,249)	816,300
Total subsidiaries	6,549,402		(2,813)	96,513	(23,776)		98	30,755	(2,249)	6,647,930

Associates
CETREL	131,722		(25)	5,472	(505)	786				137,450
Borealis	26,188									26,188
Total associates	157,910		(25)	5,472	(505)	786				163,638

(i) Merged into Braskem PP América, INC, in January, 2011. (Note 1(b.1)).
(ii) Current name of Braskem PP Americas Inc. (Note 1(b.1)).

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

(c)                    Breakdown of equity results

	Parent company			Consolidated
	March/2011		March/2010	March/2011		March/2010

Equity in results of subsidiaries and
jointly-controlled subsidiaries	96,513		19,066	1,228		3,295
Equity in results of associates	5,472		6,595	5,601		7,117
Amortization of fair market value adjustments	(24,281)	(ii)	(464)	(1,364)	(i)	(464)
Provision for losses on investments	(4,039)		314
	73,665		25,511	5,465		9,948

(i)       Amortization of fair value adjustments of the fixed assets of the subsidiary Quattor Petroquímica and associate Cetrel.

(ii)     In the consolidated income statement, the realization of fair value adjustments on assets and liabilities arising from business combinations, amounting to R$ 22,917, is allocated to the “net sales revenue”, “cost of sales”, “selling and general and administrative expenses” and “other operating expenses (income), net” account.

11.                   Property, plant and equipment

	March/2011			December/2010
	Cost	Accumulated depreciation/ depletion	Net	Cost	Accumulated depreciation/ depletion	Net

Land	413,067		413,067	417,475		417,475
Buildings and improvements	1,810,342	(631,071)	1,179,271	1,806,090	(614,967)	1,191,123
Machinery, equipment and installations	22,796,094	(7,032,657)	15,763,437	22,615,610	(6,676,242)	15,939,368
Projects in progress	1,339,276		1,339,276	1,269,547		1,269,547
Other	1,100,354	(321,698)	778,656	1,037,491	(305,313)	732,178
Provision for impairment	(180,464)		(180,464)	(183,419)		(183,419)
Total Consolidated	27,278,669	(7,985,426)	19,293,243	26,962,794	(7,596,522)	19,366,272

Total Parent Company	18,243,657	(7,181,646)	11,062,011	18,030,241	(6,930,057)	11,100,184

This table was presented in the Company’s 2010 annual financial statements, in Note 14.

The projects in progress relate mainly to the implementation projects of an industrial unit, operating improvements to increase the economic useful life of machinery and equipment, including the project for the construction of the new PVC plant in Alagoas, and the construction of the new butadiene plant in Rio Grande do Sul.

Impairment test for fixed assets

There were no significant events or circumstances in the quarter ended March 31, 2011 that indicate the need for an impairment test for the fixed assets.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

12.                   Intangible assets

	March/2011			December/2010
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,246,668	(1,182,961)	2,063,707	3,246,668	(1,182,961)	2,063,707
Trademarks and patents	214,922	(86,300)	128,622	220,343	(83,132)	137,211
Software and use rights	430,412	(165,342)	265,070	425,291	(152,609)	272,682
Contracts with customers and suppliers	644,447	(52,887)	591,560	644,447	(38,865)	605,582
Total Consolidated	4,536,449	(1,487,490)	3,048,959	4,536,749	(1,457,567)	3,079,182

Total Parent Company	3,690,498	(1,416,091)	2,274,407	3,685,984	(1,405,873)	2,280,111

This table was presented in the Company’s 2010 annual financial statements, in Note 15.

Impairment test of goodwill based on future profitability

In December 2010, the Company tested goodwill for impairment using the value-in-use method and did not identify losses.

The projection of cash flows is for 5 years from December 2010. The assumptions used to determine the amount using the discounted cash flow method include: projections of cash flows based on estimates of business for future cash flows, discounted rates based on the Weighted Average Cost of Capital (WACC) and growth rates to determine the perpetuity based on annual inflation rate according to the Broad Consumer Price Index (“IPCA”).

There were no significant events or circumstances in the quarter ended March 31, 2010 that indicate the need for an impairment test for the intangible assets.

 13.                   Other payables

	Parent company		Consolidated
	March/2011	December/2010	March/2011	December/2010

Credit notes	195	828	7,332	6,365
Commissions / customers bonus	8,717	1,026	9,323	4,823
Lease agreements	9,739	13,187	23,412	27,693
Trade notes	231,246	226,894	233,644	230,085
Labor agreements	39,107	72,437	46,032	83,875
Other payables	13,115	49,130	81,375	133,085
Total	302,119	363,502	401,118	485,926

Current liabilities	60,923	125,935	139,936	233,322
Non-current liabilities	241,196	237,567	261,182	252,604
Total	302,119	363,502	401,118	485,926

This table was presented in the Company’s 2010 annual financial statements, in Note 16.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

14.                   Borrowings

	Annual financial charges		Consolidated
		Average interest rates
	Monetary adjustment	(unless otherwise stated)	March/2011	December/2010
Foreign currency
Eurobonds	Note 14 (a)	Note 14 (a)	3,872,218	3,927,712
Export prepayments	Note 14 (b)	Note 14( b)	2,544,936	2,287,738
Medium-Term Notes	US dollar exchange variation	11.75%	416,212	438,031
Raw material financing	US dollar exchange variation	2.78%	14,865	15,142
Financing for the acquisition of investments	US dollar exchange variation	4.45%	344,419	352,480
BNDES	Post-fixed monetary adjustment (UMBNDES) (i)	6.48%	9,149	11,383
	US dollar exchange variation	6.36%	293,293	296,318
Working capital	US dollar exchange variation	7.67%	629,017	658,942
	Post-fixed monetary adjustment	101.25% a 105.5% do CDI	6,568	1,301
Project financing (NEXI)	Yen exchange variation	0.95% acima da TIBOR	54,353	66,602
Transaction costs, net			(47,731)	(29,195)

Local currency
Working capital	Post-fixed monetary adjustment	99% a 108% do CDI	608,924	867,570
		12.14%	273,770	266,145
FINAME	TJLP	1.35%	8,821	9,842
		5.00%	1,704	1,024
BNDES	TJLP	3.03%	2,370,235	2,419,712
		4.50%	17,424
BNDES EXIM		7.00%	150,452	150,452
BNB		8.50%	186,510	213,686
FINEP	Post-fixed monetary adjustment (TJLP )	0.01%	55,172	61,975
		4.50%	10,020	10,004
FUNDES		6.00%	196,392	187,419
Transaction costs, net			(1,966)	(3,538)
Total			12,014,757	12,210,745
Current liabilities			1,125,269	1,206,444
Non-current liabilities			10,889,488	11,004,301
Total			12,014,757	12,210,745
(i) UMBNDES = Monetary unit of BNDES.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

(a)                    Eurobonds

The breakdown of Eurobond transactions is shown below:

	Issue amount			Consolidated
Issue date	US$ thousand	Maturity	Interest (% per year)	March/2011	December/2010
Jul-97	250,000	Jun-15	9.38	251,918	251,861
Apr-06	200,000	no maturity date	9.00	331,510	339,143
Sep-06	275,000	Jan-17	8.00	454,263	473,886
Jun-08	500,000	Jun-18	7.25	833,210	837,294
May-10	400,000	May-20	7.00	669,595	673,348
May-10	350,000	May-20	7.00	585,895	589,180
Oct-10	450,000	no maturity date	7.38	745,827	763,000
Total	2,425,000			3,872,218	3,927,712

(b)                    Export prepayments (“EPP”)

The breakdown of the transactions is shown below:

	Initial amount			Consolidated
Issue date	of the transaction (US$)	Settlement	Charges (% per year)	March/2011 December/2010
Dec-05	55,000	Dec-12	Var cambial US$ + Libor semestral + 1.60	39,205	45,837
Jul-06	95,000	Jun-13	Var cambial US$ + 2.67	45,171	51,166
Jul-06	75,000	Jul-14	Var cambial US$ + 2.73	81,442	89,561
Mar-07	35,000	Mar-14	Var cambial US$ + 4.10	48,864	58,630
Apr-07	150,000	Apr-14	Var cambial US$ + 3.40	245,786	250,662
Nov-07	150,000	Nov-13	Var cambial US$ + 3.53	245,842	250,410
Oct-08	725,000	Oct-13	Var cambial US$ + 5.64	658,231	670,378
Aug-09	20,000	Jul-11	Var cambial US$ + Libor semestral + 5.00	33,224	34,482
Mar-10	100,000	Mar-15	Var cambial US$ + 4.67	163,506	168,752
May-10	150,000	May-15	Var cambial US$ + Libor semestral + 2.40	246,670	250,631
Jun-10	150,000	Jun-16	Var cambial US$ + Libor semestral + 2.60	246,609	250,419
Dec-10	100,000	Dec-17	Var cambial US$ + Libor semestral + 2.47	164,248	166,810
Mar-11	200,000	Feb-21	Var cambial US$ + Libor semestral + 1.20	326,138
Total	2,005,000			2,544,936	2,287,738

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

(c)                    Payment schedule

Te long-term amounts mature as follows:

	Consolidated
	March/2011	December/2010

2012	934,188	1,238,243
2013	1,830,538	1,814,902
2014	1,876,994	1,691,089
2015	1,048,913	1,069,774
2016	657,401	671,495
2017	648,000	683,258
2018	1,098,488	1,082,112
2019	197,367	159,965
2020	1,646,912	1,510,429
2021 onwards	950,687	1,083,034
Total	10,889,488	11,004,301

(d)                    Capitalized financial charges

The Company and its subsidiaries capitalized financial charges in the period ended March 31, 2011 in the amount of R$ 5,056, including foreign exchange and monetary variation. The average rate of these charges in the period was 7.28% per year.

(e)                    Covenants

Some of the financing agreements of the Company and its subsidiaries establish limits for certain indicators related to the capacity for indebtedness and payment of interest.

The first indicator establishes a limit for the indebtedness of the Company and its subsidiaries based on their EBITDA (earnings before interest, taxes, depreciation and amortization) generating capacity.

The second indicator found in the agreements of the Company and its subsidiaries is the division of consolidated EBITDA by net interest, which corresponds to the difference between interest paid and interest received.

On March 31, 2011, all commitments assumed were complied with.

The information related to borrowings was presented in the 2010 annual financial statements Company, in Note 17.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

15.                   Debentures

	Unit					Consolidated
Issue	amount	Maturity	Remuneration	Payment of remuneration		March/2011	December/2010

14ª	R$ 10	Sept 2011	103.5% of CDI	Semiannually, as from March 2007		504,756	517,741

1ª	R$ 1,000	Nov 2014	118.0% of CDI	Quarterly, as from March 2013	(i)	17,317
						522,073	517,741

(i)         Refers to the 1st issue of debentures of the jointly-controlled subsidiary RPR presented in non-current liabilities.

This table was presented in the Company’s 2010 annual financial statements, in Note 18.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

16.                   Financial instruments

16.1.             Risk management

The Company is exposed to market risks arising from variations in commodity prices, foreign exchange and interest rates and to credit and liquidity risk arising from the possibility of default by its counterparties in financial investments, trade accounts receivable and derivatives.

The Company adopts procedures for managing market and credit risks that are in conformity with the new Financial Policy approved by the Board of Directors on August 9, 2010. The purpose of risk management is to protect the cash flows of the Company and reduce the threats to the financing of its operating working capital and investment programs.

The information on risk management was presented in the 2010 annual financial statements, in Note 19.

16.2.             Non-derivative financial instruments

Braskem and its subsidiaries held on March 31, 2011 and December 31, 2010 the following non-derivative financial instruments:

		Hirearchy	Carrying amount		Fair value
	Classification by catergory	Fair value	March/2011	December/20	March/2011	December/2010
Cash andcash equivalents
Cash and banks	Loans and receivables		367,943	252,925	367,943	252,925
Financial investments in Brazil	Held for trading	Level 2	859,757	2,208,475	859,757	2,208,475
Financial investments in Brazil	Loans and receivables		953,628		953,628
Financial investments abroad	Held for trading	Level 2	207,965	162,870	207,965	162,870
			2,389,293	2,624,270	2,389,293	2,624,270

Financial investments
Held for trading	Held for trading	Level 1	3,023	84	3,023	84
Held for trading	Held for trading	Level 2	251,244	236,235	251,244	236,235
Loans and receivables	Loans and receivables		216,813		216,813
Held-to-maturity	Held-to-maturity		29,886	28,706	29,886	28,706
			500,966	265,025	500,966	265,025

Trade accounts receivable	Loans and receivables		1,934,409	1,956,951	1,934,409	1,956,951

Relatedparties (Note 7)
Assets	Loans and receivables		54,801	53,742	54,801	53,742
Liabilities	Loans and receivables		29,538	31,386	29,538	31,386

Trade payables	Other financial liabilities		5,214,749	5,201,162	5,214,749	5,201,162

Borrowings (Note 14)
Foreign Currency	Other financial liabilities		8,185,030	8,055,649	8,566,785	8,127,648
Local currency	Other financial liabilities		3,879,424	4,187,829	3,879,424	4,187,829
			12,064,454	12,243,478	12,446,209	12,315,477

Debentures (Note 15)	Other financial liabilities		522,073	517,741	504,067	516,562

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

(a)                    Fair value hierarchy

We present below the classifications of fair value hierarchies:

Level 1 – Public sources, when the instrument is traded at a stock exchange;

Level 2 – Discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option; and

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (that is, unobservable inputs).

(b)                    Credit risk

The maximum exposure to credit risks of non-derivative assets on the reporting date is their carrying amounts less any impairment loss. On March 31, 2011, the balance of trade accounts receivable is net of the allowance for doubtful accounts and amounts to R$ 274,226 (December 2010 – R$ 269,159).

(c)                    Liquidity risk

The analysis of the main financial liabilities of the Company by maturity is presented in Note 14 (c).

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

16.3.             Derivative financial instruments

The table below shows the transactions with derivative financial instruments of Braskem and its subsidiaries as of March 31, 2011 and December 31, 2010. The "Loss (gain)" column shows the effect recognized in financial income or expenses associated with the settlements and to the change in the fair value of derivatives in the period ended March 31, 2011.

						Changes in
			Nominal		Loss	fair value
Identification			value	December/2010	(gain)	(Note 16.3.2)	March/2011

Derivative transaction
Yen-CDI Swap	(*)	Note 16.3.1 (a)	R$ 279,495	13,700	(4,548)	2,062	11,214
			R$ 279,495	13,700	(4,548)	2,062	11,214

Current liabilities (hedge transactions)				13,700			11,214
				13,700			11,214

Hedge accounting transactions

Braskem Inc.
Interest rate swap (Fixed-Libor)	(**)	Note 16.3.1 (b)	US$ 400,000 thousand	42,890		(1,332)	41,558

Braskem
Interest rate swap (Fixed-Libor)	(**)	Note 16.3.1 (b)	US$ 526,146 thousand	25,988	(2,563)	(1,295)	22,130

Braskem
Interest rate swap (Fixed rate-CDI %)	(**)	Note 16.3.1 (c)	US$ 42,612 mil	456		224	680

Braskem America
Interest rate swap (Fixed-Libor)	(**)	Note 16.3.1 (b)	US$ 210,000 thousand	1,523	(1,099)	(518)	(94)

Braskem America
Sale swap	(***)	Note 16.3.1 (d)	US$ 5,732 thousand	(1,300)		596	(704)

			US$ 1,184,490 thousand	69,557	(3,662)	(2,325)	63,570

Current assets (other receivables)				(1,300)			(704)
Non-current assets (other receivables)							(3,419)
Current liabilities (hedge transactions)				36,424			37,288
Non-current liabilities (hedge transactions)				34,433			30,405
				69,557			63,570

(*) Foreign exchange hedge of the NEXI financing (**) Interest rate swap designated for hedge accounting. (***) Sale price swap designated for hedge accounting.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

16.3.1.       Derivatives outstanding at March 31, 2011

The Company and its subsidiaries held the following derivative financial instruments:

(a)                      Project financing (NEXI) related swaps

	Nominal value			Fair value
Identification	US$ thousand	Interest rate	Maturity	March/2011	December/2010
Swap NEXI I	28,987	104.29%CDI	Jun/2012	1,092	1,051
Swap NEXI II	136,495	101.85%CDI	Mar/2012	6,250	9,283
Swap NEXI III	86,110	103.98%CDI	Jun/2012	3,229	3,089
Swap NEXI IV	27,903	103.98%CDI	Jun/2012	643	277
Total	279,495			11,214	13,700

Non-current liabilities (hedge transactions)				11,214	13,700

The regular changes in the fair value of swaps are recorded as finance income or cost in the same period in which they occur. The Company recognized finance costs of R$ 2,062 related to the variation in the fair value of these swaps between December 31, 2010 and March 31, 2011.

(b)                    Export prepayment and foreign loan related interest rate swaps

  Braskem Inc.

	Nominal value			Fair value
Identification	US$ thousand	Interest rate	Maturity	March/2011 December/2010
Swap EPP V	50,000	3.3050	Oct/2013	4,788	4,945
Swap EPP VI	100,000	3.5800	Oct/2013	10,723	11,064
Swap EPP VII	50,000	3.3150	Oct/2013	4,808	4,966
Swap EPP VIII	100,000	3.5250	Oct/2013	10,495	10,830
Swap EPP IX	100,000	3.5850	Oct/2013	10,744	11,085
Total	400,000			41,558	42,890

Current liabilities (hedge transactions)				19,890	19,270
Non-current liabilities (hedge transactions)				21,668	23,620
Total				41,558	42,890

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

  Braskem

	Nominal value			Fair value
Identification	US$ thousand	Interest rate	Maturity	March/2011 December/2010
Swap EPP X	35,000	2.5040	Mar/2014	1,150	1,786
Swap EPP XI	57,500	1.9500	Jul/2014	1,046	1,455
Swap EPP XII	100,000	2.1200	Nov/2013	3,904	4,061
Swap EPP XIII	50,000	2.1500	Nov/2013	2,002	2,082
Swap EPP XIV	50,000	2.6400	Apr/2014	3,547	3,734
Swap EPP XV	100,000	2.6200	Apr/2014	7,021	7,392
Swap EPP XVI	33,646	1.6700	Jun/2013	449	606
Swap EPP XVII	75,000	2.1975	Mar/2015	2,283	3,684
Swap EPP XIX	25,000	2.1700	Mar/2015	728	1,188
Total	526,146			22,130	25,988

Current liabilities (hedge transactions)				14,073	13,918
Non-current liabilities (hedge transactions)				8,057	12,070
Total				22,130	25,988

  Braskem America

	Nominal value			Fair value
Identification	US$ thousand	Interest rate	Maturity	March/2011	December/2010
Swap Empréstimos XXI	70,000	0.8275	Apr/2015	(2,536)	(2,262)
Swap Empréstimos XXII	70,000	1.8500	Apr/2015	1,217	1,887
Swap Empréstimos XXIII	70,000	1.8475	Apr/2015	1,225	1,898
Total	210,000			(94)	1,523

Current liabilities (hedge transactions)				3,325	3,236
Non-current liabilities (other accounts receivable)				(3,419)	(1,713)
Total				(94)	1,523

The "Interest Rate" column shows the contractual fixed rate that the Company pays in exchange for receiving Libor.

(c)                    Loan related interest rate swaps

  Braskem

	Nominal value			Fair value
Identification	US$ thousand	Interest rate	Maturity	March/2011	March/2011
Swap NCA I	42,612	100.70% CDI	Sep/2012	680	456
Total	42,612			680	456

Non-current liabilities (hedge transactions)				680	456

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

(d)                    Sale price swaps

  Braskem America:

	Nominal value				Fair value
Identification	US$ thousand	Interest rate	Maturity	March/2011	December/2010
Sale price swap	5,732	147.800%	Dec/2011	(704)	(1,300)
Total	5,732			(704)	(1,300)

Current assets (other accounts receivable)				(704)	(1,300)

16.3.2.       Hedge operations presented in “other comprehensive income”

The Company designated certain derivatives as cash flow hedge, resulting in closing balances in other comprehensive income. The appropriations of interest are allocated to interest expenses in the finance costs group. The summary of changes in the account is as follows:

		Appropriation	Changes
		of accrued	in effective portion
	December/2010	interest	of hedges	March/2011
Swaps EPP Braskem Inc.	(39,315)	4,853	1,332	(33,130)
Swaps EPP Braskem	(23,013)	3,489	1,295	(18,229)
Swaps Empréstimos Braskem	(456)		(224)	(680)
Swaps Empréstimos Braskem America	212	1,870	518	2,600
Swaps Vendas Braskem America	1,300		(596)	704
	(61,272)	10,212	2,325	(48,735)

On March 31, 2011, the changes in the fair values of derivatives designated as “cash flow hedges” amounted to R$ 12,537, gross of income tax and social contribution, amounting to R$ 1,551.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

16.4.             Credit quality of financial assets

(a)                    Trade accounts receivable

Only a few of the Company's customers have risk ratings assigned by credit rating agencies.  For this reason, the Company developed its own credit rating system based on the distribution of the portfolio of accounts receivable from domestic customers on each base date. The Company does not apply this rating to all of its foreign customers because most accounts receivable from them are covered by an insurance policy or letters of credit issued by banks.  As of March 31, 2011, the credit ratings are as follows:

			Percentage
1	Minimum risk		25,18
2	Low risk		29,66
3	Moderate risk		34,56
4	High risk		1,02
5	Very high risk	(i)	9,58

(i)         Most customers in this group are inactive and the respective accounts are in the process of collection actions. Customers in this group that are still active purchase and pay in advance.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

(b)                    Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held for trading, held to maturity and loans and receivables, the Company uses the following ratings agencies: Standard & Poors, Moody’s and Fitch Ratings.

	March/2011	December/2010
Cash andcash equivalents andfinancial investment
AAA	2,171,531	2,136,193
AA+	454,046	445,867
AA	17,920	43,154
AA-	45,155	37,397
A+	63,046	78,920
A-	29,756	37,176
BBB+	19,203	18,684
BB+	18,986	18,878
B+	3,305	3,378
Other financial assets with no risk assessment	11,481	8,830
	2,834,429	2,828,477
Held-to-maturity
Quotas of investment funds in credit rights (i)	21,394	28,706
Restricted deposits (ii)	8,492
	29,886	28,706
Other investments (offshore funds)
Sundry funds (i)	25,944	32,112
	25,944	32,112

Total	2,890,259	2,889,295

(i)              Financial assets with no internal or external ratings.

(ii)            Risk-free financial assets.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

16.5.             Sensitivity analysis

The derivative financial instruments may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)                    Selection of risks

The Company selected the three market risks that may most affect the value of the financial instruments it holds, namely: a) Brazilian real-U.S. dollar exchange rate; (b) Brazilian real-yen exchange rate; (c) Libor floating interest rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)                    Selection of scenarios

In accordance with CVM Instruction No. 475/08, the Company included three scenarios in the sensitivity analysis, one of which is probable and the other two represent adverse effects to the Company. In the preparation of the adverse scenarios, only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions, was considered. The overall impacts on the Company’s operations, such as the one arising from the revaluation of inventories and revenue and future costs, was not considered.  Since the Company manages its exposure to foreign exchange rate risk on a net basis, adverse effects from a depreciation of the Brazilian real in relation to the U.S. dollar can be offset by opposing effects on the Braskem’s operating results.

The FOCUS survey published by the Central Bank of Brazil on March 25, 2011 was considered for the probable scenario. For the interest rate variables not considered in the FOCUS survey, the probable scenario considered was the Interbank Deposit Certificate (CDI) percentage variation. For the exchange rate variables not included in the FOCUS survey, the probable scenario considered was the U.S. dollar-real percentage variation.

For the Brazilian real-U.S. dollar exchange rate, an increase of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the closing exchange rate for the period ended March 31, 2011.

For the Brazilian real-yen exchange rate, an increase of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the closing exchange rate for the period ended March 31, 2011.

For the Libor interest rate, a decrease of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the Libor rate at the end of the period ended March 31, 2011.

The sensitivity amounts in the table below are the changes in the value of the financial instruments in each scenario, except for table (e), which shows the changes in future cash flows.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

(c)                    Sensitivity to the Brazilian real-U.S. dollar exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Brazilian real-US dollar exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25% )	(50% )
BNDES	(7,437)	(73,323)	(146,646)
Eurobonds	(98,190)	(968,055)	(1,936,109)
Working capital/structured operations	(15,950)	(157,254)	(314,509)
Raw material financing	(377)	(3,716)	(7,432)
Financing of fixed assets	(8,734)	(86,105)	(172,210)
Medium-Term Notes	(10,554)	(104,053)	(208,106)
Export prepayments	(20,516)	(202,270)	(404,541)
Financial investments abroad	5,274	51,991	103,983
Export prepayment debt, plus hedge, of which:
Export prepayment debt	(44,017)	(433,964)	(867,927)
Export prepayment swap	(1,612)	(15,893)	(31,785)

(d)                    Sensitivity to the Brazilian real-yen exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Brazilian real-yen exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25% )	(50% )
Project finance (NEXI), plus swaps, of which:
Debt (NEXI)	(1,619)	(15,965)	(31,931)
Swaps (NEXI)	1,368	13,484	26,968

(e)                    Sensitivity of future cash flows to the Libor floating interest rate

The sensitivity of future interest income and expenses of each financial instrument, including derivatives and items covered by them, is presented in the table below:  The figures represent the impact on finance income (costs), taking into consideration the average term of the respective instrument.

		Possible adverse	Extreme adverse
Instrument	Probable	(25% )	(50% )
Working capital/Structured operations	(473)	(14,865)	(28,856)
Raw material financing	(6)	(177)	(350)
Export prepayments	(786)	(24,224)	(46,134)
Export prepayment debt, plus hedge, of which:
Export prepayment debt	(1,322)	(41,853)	(81,792)
Export prepayment swap	1,303	41,266	80,669

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

The information related to financial instruments was presented in the 2010 annual financial statements, in Note 19.

17.                   Taxes payable

	Parent company		Consolidated
	March/2011	December/2010	March/2011	December/2010
Current
IPI	31,103	28,413	54,756	49,721
PIS e COFINS		15,606	5,126	27,785
Income tax and social contribution	33,378	19,410	73,757	31,055
ICMS	37,336	38,482	120,043	122,445
Tax debt refinancing program – Law No. 11,941/09	99,809	97,277	106,630	104,100
Other	22,634	36,151	36,453	54,956
Total	224,260	235,339	396,765	390,062

Non-current		-		-
ICMS	1,704	1,704	48,262	48,863
Education, SAT and INSS	14,080	40,085	14,080	40,085
Tax debt refinancing program – Law No. 11,941/09	1,381,358	1,351,622	1,461,095	1,431,358
Other	49,549	56,293	56,517	63,263
Total	1,446,691	1,449,704	1,579,954	1,583,569

This table was presented in the Company’s 2010 annual financial statements, in Note 20.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

18.                   Income tax and social contribution

(a)                    Reconciliation of the effects of income tax and social contribution on the Company’s profit (loss)

	Parent company		Consolidated
	March/2011	March/2010	March/2011	March/2010
Profit before income tax, social contribution and non-controlling interests in subsidiaries	415,411	35,290	448,915	40,437

Income taxand social contribution expenses at the rate of 34%	(141,240)	(11,998)	(152,631)	(13,749)

Income taxand social contribution on equity in results of investees	26,883	(13,057)	(5,639)	(12,381)
Effects of taxes paid in installments		22,273		22,273
Taxincentives (Sudene and PAT)	7,038		7,370	34
Permanent differences	134	(9,596)	6,964	(13,702)

Effect of income tax andsocial contribution on profit (loss)	(107,185)	(12,378)	(143,936)	(17,525)

Breakdown of income tax and social contribution:

Current income tax and social contribution	(28,873)	(415)	(76,073)	(4,915)
SUDENE and PAT	7,038		7,370
Current income tax and social contribution	(21,835)	(415)	(68,703)	(4,915)

Deferred BR GAAP	(85,350)	(11,963)	(75,233)	(12,610)
Deferred income tax and social contribution	(85,350)	(11,963)	(75,233)	(12,610)

Total income tax and social contribution in profit (loss)	(107,185)	(12,378)	(143,936)	(17,525)

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

(b)               Deferred income tax and social contribution

Breakdown of deferred income tax	Parent company		Consolidated
	March/2011	December/2010	March/2011	December/2010
Non-current assets
Taxlosses		7,096	359,201	372,064
Amortized goodwill	70,308	77,157	73,295	80,222
Diferenças temporárias	81,842	71,027	107,424	91,149
Temporary adjustments of accounting criteria arising from Laws No. 11,638/07 and No. 11.941/09	106,678	114,088	289,599	296,667
Total	258,828	269,368	829,519	840,102

Non-current liabilities
Exchange variations	506,171	474,834	508,333	474,834
Temporary differences	5,982	6,130	293,548	289,200
Temporary adjustments of accounting criteria arising from Laws No. 11,638/07 and No. 11.941/09	453,905	431,202	942,969	930,225
Total	966,058	912,166	1,744,850	1,694,259

Breakdown of deferred social contribution

Non-current assets
Social contribution tax loss carryforwards		1,863	129,586	133,486
Amortized goodwill	25,311	28,524	26,386	29,628
Temporary differences	25,203	21,733	32,323	27,928
Temporary adjustments of accounting criteria arising from Laws No. 11,638/07 and No. 11.941/09	38,404	39,811	104,256	105,541
Total	88,918	91,931	292,551	296,583

Non-current liabilities
Exchange variations	182,222	170,940	183,000	170,940
Temporary differences			455	493
Temporary adjustments of accounting criteria arising from Laws No. 11,638/07 and No. 11.941/09	163,406	155,234	339,470	334,846
Total	345,628	326,174	522,925	506,279

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

c)       Changes in tax loss and social contribution tax loss carryforwards

	Parent company		Consolidated
	Income tax	Social contribution	Income tax	Social contribution

Tax loss and social contribution tax loss carryforwards in December 2010	28,385	20,702	1,488,255	1,483,181
Use of taxloss in teh year	(28,385)		(51,452)
Use of social contribution tax loss carryfowards in the year		(20,702)		(43,334)
Tax loss and social contribution tax loss carryforwards in March 2011			1,436,803	1,439,847

Income taxand social contribution rates	25%	9%	25%	9%

Tax credit			359,201	129,586

The information related to income tax and social contribution was presented in the 2010 annual financial statements, in Note 21.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

19.                   Sundry provisions

	Parent company		Consolidated
	March/2011	December/2010	March/2011	December/2010

Bonus provision	16,621	17,554	22,822	21,538
Provision for recovery of environmental damages	31,115	35,555	31,826	36,282
Sundry legal provisions	97,605	97,422	336,074	330,807
Other			6,238	6,240
Total	145,341	150,531	396,960	394,867

Current liabilities	24,494	26,036	32,927	32,602
Non-current liabilities	120,847	124,495	364,033	362,265
Total	145,341	150,531	396,960	394,867

The breakdown of the balance of provisions for legal claims is as follows:

	Parent company		Consolidated
	March/2011	December/2010	March/2011	December/2010

Labor claims	30,769	25,129	38,144	33,302
Tax claims	55,264	57,911	285,964	282,729
Civil lawsuits	11,243	13,711	11,637	14,105
Other	329	671	329	671
	97,605	97,422	336,074	330,807

This table was presented in the Company’s 2010 annual financial statements, in Note 22.

20.                   Long-term incentives

The breakdown of the number and amount of the investment units at March 31, 2011 are as follows:

	Number	Amount
Investment units
Issued (Alfa units)	672,753	8,699
Bonus (Beta units)	665,268	7,692
Total	1,338,021	16,391

This table was presented in the Company’s 2010 annual financial statements, in Note 23.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

21.                   Private pension plan

The amounts recognized for defined benefit pension plans are as follows:

	Parent company		Consolidated
	March/2011	December/2010	March/2011	December/2010
Actuarial asset registered in:
Novamont Braskem America (i)			264	270

Actuarial liability with:
Petros Copesul	109,894	109,894	110,744	110,744
Fundação Francisco Martins Bastos (FFMB)			12,052	12,773
	109,894	109,894	122,796	123,517

(i)         This amount is part of the balance of “other receivable” in non-current assets.

The information related to private pension plans was presented in the 2010 annual financial statements, in Note 24.

22.                   Contingencies

The Company has contingent liabilities related to legal lawsuits and administrative proceedings arising in the ordinary course of its business. These contingencies are of labor and social security, tax, civil and corporate nature and involve risks of losses that are classified by the Company’s management as possible. A provision for the lawsuits for which the risk of loss is classified as probable is recognized and it is presented in Note 19 of this Quarterly Information.

Based on the opinion of the internal legal advisors, there were no significant additions of lawsuits representing lawsuits that involve risk of losses classified as possible, nor significant changes in the progress of the existing lawsuits, except for the monetary adjustments to the amounts involved in the quarter ended March 31, 2011.

The description of the main contingent liabilities of the Company was presented in the 2010 annual financial statements, in Note 25.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

23.                   Equity

(a)                    Capital

On March 31, 2011, the Company's subscribed and paid up capital amounts to R$ 8,043,222 and comprises 801,665,617 shares with no par value divided into 451,669,063 common shares, 349,402,736 class A preferred shares, and 593,818 class B preferred shares.

(b)                    Treasury shares

At March 31, 2011, the Company held in treasury 1,542,669 shares (2,697,427, consolidated) amounting to R$ 11,325 (R$ 60,217, consolidated), and at December 31, 2010, it held 1,506,471 shares (2,661,229, consolidated), amounting to R$ 10,379 (R$ 59,271, consolidated). In January 2011, the Company repurchased 36,198 class A preferred shares for the amount of R$ 946 arising from the minority shareholders’ right to withdraw from Quattor Participações due to its merger into Braskem, which was approved at the Extraordinary General Meeting held on December 27, 2010.

The information related to the Company’s equity was presented in the 2010 annual financial statements, in Note 26.

24.                   Earnings per share

The tables below shows the reconciliation of profit for the period adjusted to the amounts used to calculate basic and diluted earnings per share.

	March/2011		March/2010
	Basic	Diluted	Basic	Diluted

Profit for the period	308,226	308,226	22,912	22,912
Profit (loss) attributable to class B preferred shareholders	358		41
Profit (loss) for the year attributable to obter shareholders	307,868	308,226	22,871	22,912

Weighted average number of common and class A preferred shares	715,150,647	715,447,556	518,828,276	519,125,185

Eanings per share (in R$)	0.4305	0.4308	0.0441	0.0441

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

25.                   Segment information

In February 2011, the Brazilian antitrust agency (“CADE”) approved the operation for the acquisition and integration of Quattor’s assets, which made possible the change in the Company’s organizational structure as from 2011. The change in relation to the previous structure, presented in the Company’s 2010 annual financial statements, in Note 28, is in the distribution of Quattor’s activities among the Basic Petrochemicals and Polyolefin units.  The Company does not disclose assets per segment since this information is not presented to its chief operating decision maker.

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

	March/2011
	Reportable segments					Total			Braskem
	Basic			Foreign	Chemical	Reportable	Other	Corporate	consolidated	Reclassific.	Braskem
	Petrochem.	Polyolefins	Vinyls	businesses	distribution	segments	segments	unit	before adjust.	Eliminations	consolidated

Net sales revenues	5,087,138	3,074,449	396,641	652,779	174,203	9,385,210	201,009		9,586,219	(2,198,131)	7,388,088
Cost of products sold	(4,539,836)	(2,633,734)	(384,580)	(578,774)	(138,877)	(8,275,801)	(175,468)		(8,451,269)	2,061,056	(6,390,213)
Gross profit	547,302	440,715	12,061	74,005	35,326	1,109,409	25,541		1,134,950	(137,075)	997,875

Operating expenses
Selling, general and sistribution expenses	(137,173)	(198,950)	(33,166)	(29,735)	(23,621)	(422,645)	(19,057)	(43,310)	(485,012)		(485,012)
Results from equity investments								5,465	5,465		5,465
Other operating income (expenses), net	(5,696)	(3,936)	(5,826)	(7,395)	(1,455)	(24,308)	2,553	9,299	(12,456)		(12,456)
	(142,869)	(202,886)	(38,992)	(37,130)	(25,076)	(446,953)	(16,504)	(28,546)	(492,003)		(492,003)

Operating profit before finance income (costs)	404,433	237,829	(26,931)	36,875	10,250	662,456	9,037	(28,546)	642,947	(137,075)	505,872

	March/2010
	Reportable segments				Total			Braskem
	Basic			Chemical	Reportable	Other	Corporate	consolid.	Reclassifications	Braskem
	Petrochem.	Polyolefins	Vinyls	distribution	segments	segments	unit	bef. adjust	Eliminations	consolidated

Net sales revenues	3,421,598	2,005,654	420,293	150,524	5,998,069	174,097		6,172,166	(1,455,870)	4,716,296
Cost of products sold	(2,925,128)	(1,762,180)	(390,046)	(126,707)	(5,204,061)	(161,279)		(5,365,340)	1,442,904	(3,922,436)
Gross profit	496,470	243,474	30,247	23,817	794,008	12,818		806,826	(12,966)	793,860

Operating expenses
Selling, general and sistribution expenses	(91,219)	(129,774)	(32,886)	(16,784)	(270,663)	(8,913)	(26,312)	(305,888)		(305,888)
Results from equity investments							9,948	9,948		9,948
Other operating income (expenses), net	4,009	(803)	(145)	750	3,811	2,839	(21,790)	(15,140)		(15,140)
	(87,210)	(130,577)	(33,031)	(16,034)	(266,852)	(6,074)	(38,154)	(311,080)		(311,080)

Operating profit before finance income (costs)	409,260	112,897	(2,784)	7,783	527,156	6,744	(38,154)	495,746	(12,966)	482,780

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

26.                   Net sales revenues

	Parent company		Consolidated
	March/2011	March/2010	March/2011	March/2010
Gross sales revenues
Domestic market	4,063,277	3,963,402	6,134,075	4,216,819
Foreign market	1,031,478	1,111,757	2,899,078	1,513,386
	5,094,755	5,075,159	9,033,153	5,730,205
Sales deductions
Taxes	(980,672)	(925,806)	(1,566,924)	(1,000,034)
Sales returns	(36,261)	(15,669)	(78,141)	(13,875)
	(1,016,933)	(941,475)	(1,645,065)	(1,013,909)

Net sales revenues	4,077,822	4,133,684	7,388,088	4,716,296

27.                     Other operating income (expenses)

In the quarter ended March 31, 2011, other consolidated net operating income (expenses) basically include:(i) sale of property, plant and equipment, which had a positive impact, amounting to R$ 10,516; (ii) expenses with inventory adjustments and losses on changes in raw materials amounting to R$ 16,343; (iii) and other operating expenses amounting to R$ 6,629.

28.                   Finance income and costs

	Parent company		Consolidated
	March/2011	March/2010	March/2011	March/2010
Finance income
Interest income	62,345	39,909	64,786	39,635
Monetary variations	47,846	20,270	20,080	20,168
Exchange variations	191	39,056	(10,148)	53,048
Other	2,205	1,906	3,579	7,819
	112,587	101,141	78,297	120,670

Finance costs
Interest expenses	(203,071)	(154,442)	(208,889)	(143,828)
Monetary variations	(54,128)	(50,599)	(72,274)	(50,621)
Exchange variations	219,752	(210,278)	225,218	(227,701)
Adjustment of tax and labor debts	(35,822)	(56,774)	(36,879)	(56,780)
Tax expenses on financial operations	(2,976)	(3,490)	(3,562)	(3,829)
Discounts granted	(4,746)	(2,005)	(9,863)	(13,942)
Transaction costs - amortization	(504)	(2,101)	(3,825)	(3,630)
Adjustment to present value - appropriation	(372)	(34,675)	(4,738)	(38,758)
Other	(8,906)	(15,527)	(20,442)	(23,924)
	(90,773)	(529,891)	(135,254)	(563,013)

Total	21,814	(428,750)	(56,957)	(442,343)

Braskem S.A.

Notes to the Quarterly Information

of March 31, 2011

All amounts in R$ thousands unless otherwise stated

29.                     Expenses by nature

	Parent company			Consolidated
	March/2011	March/2010	March/2011	March/2010
Classification by function:
Cost of products sold	(3,460,794)	(3,401,613)	(6,390,213)	(3,922,436)
Selling	(37,745)	(45,873)	(82,831)	(58,802)
Distribution	(79,116)	(69,340)	(119,673)	(70,119)
General and administrative	(171,958)	(150,540)	(262,881)	(161,574)
Research and development	(12,653)	(13,190)	(19,627)	(15,393)
Total	(3,762,266)	(3,680,556)	(6,875,225)	(4,228,324)

Classification by nature:
Raw materials or feedstocks	(2,865,966)	(2,786,258)	(5,400,625)	(3,307,847)
Personnel expenses	(226,203)	(211,103)	(386,095)	(231,277)
Outsourced services	(129,754)	(105,789)	(214,128)	(108,627)
Taxexpenses	(7,336)	(6,589)	(14,581)	(7,037)
Depreciation, amortization and depletion	(252,673)	(277,754)	(411,704)	(260,191)
Variable selling expenses	(73,788)	(66,125)	(129,752)	(70,278)
Freights	(157,303)	(169,246)	(225,060)	(174,949)
Other expenses	(49,243)	(57,692)	(93,280)	(68,118)
Total	(3,762,266)	(3,680,556)	(6,875,225)	(4,228,324)

30.                   Insurance coverage

In the period ended March 31, 2011, there were no significant changes in the insurance coverage of Braskem and its subsidiaries.

31.                   Subsequent events

(a)                    On April 6, 2011, the subsidiary Braskem Finance raised US$ 750 million in bonds with a coupon and effective rate of 5,75% p.a. maturing in 2021 with semiannual payments on April 15 and October 15 of every year.

(b)                    On April 11, the Company settled financing agreements by paying the principal amount, interest and premium in advance as follows: (i) export prepayments amounting to US$ 200,086; (ii) Medium-Term Notes in the amount of US$ 210,664, (iii) and Eurobonds amounting to US$ 482,993.

(c)                    On April 29, 2011, the Ordinary General Meeting approved the payment of dividends in the amount of R$ 665,631, which will be paid as of May 10, 2011.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.